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                                                              [GRAPHIC OMITTED]

                                       LINCOLN VARIABLE INSURANCE PRODUCTS TRUST
                                                       1300 SOUTH CLINTON STREET
                                                            FORT WAYNE, IN 46802

April 14, 2009

U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:      Lincoln Variable Insurance Products Trust
         CIK No. 0000914036
         File Nos. 811-08090; 033-70742
         SEC Accession No. 0000726865-08-000650
         Request for Withdrawal of Post-Effective Amendment No. 43 Pursuant to Rule 477

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "1933 Act"), Lincoln Variable Insurance Products Trust (the "Trust") hereby requests the withdrawal of the above-referenced post-effective amendment to its registration statement on Form N-1A, filed with the Securities and Exchange Commission on June 5, 2008 (the "Amendment"), and any subsequent amendments associated with the Amendment.

The Amendment has not yet become effective, but was to become effective on April 24, 2009. No securities were sold in connection with the Amendment. Therefore, the Trust respectfully requests that an order be issued granting its request for withdrawal of the Amendment as soon as is practicable.

A new amendment under Rule 485(a) will be filed as soon as a separate amendment under Rule 485(b) becomes effective.

If you have any questions regarding this matter, please contact the undersigned at (603) 226-5706.

Sincerely,


/s/ Craig Moreshead
---------------------------------
Craig Moreshead
Senior Counsel